UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  June 20, 2013

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____                Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: June 20, 2013	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release	Date: June 20, 2013
13-19-TR

Teck Announces Appointment of Dale Andres
as Senior Vice President, Copper

Vancouver, B.C. – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) (“Teck”) announced today it has appointed Dale Andres as Senior Vice President, Copper.

Dale joined Teck in 1995 and most recently held the position of Vice President, Copper Strategy and North American Operations. In this position, Dale was responsible for developing the growth strategy for Teck’s copper business unit. Dale has over 20 years of operating and project management experience.  He started his career in the nickel industry and after joining Teck worked at various underground operations, including the Sullivan and Polaris mines, and subsequently has held senior management roles at a number of operations both in Canada and internationally. Dale has served as General Manager for Teck’s underground gold and zinc assets and as Vice President, International Mining. He has a degree in Mining Engineering from Queen’s University.

Dale succeeds Roger Higgins, who retires after five years at Teck and more than 35 years in the mining industry.

During this time, Teck’s copper production has grown from some 300,000 tonnes in 2008, to an annual rate of 400,000 tonnes in the last half of 2012. All sites have increased their ore resources as well as extending their projected mine life.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK.

Media Contact: Chris Stannell Tel.: 604.699.4368 E-mail: chris.stannell@teck.com	Investor Contact: Greg Waller Tel.: 604.699.4014 email: greg.waller@teck.com

For Immediate Release	Date: June 20, 2013
13-20-TR

Teck Announces Appointment of Ian Kilgour
as Executive Vice President and Chief Operating Officer

Vancouver, B.C. – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) (“Teck”) announced today it has appointed Ian Kilgour as Executive Vice President and Chief Operating Officer (COO), effective June 20, 2013.

Ian has over 30 years of experience in the mining industry and since February 2011, Ian has served as Teck’s Senior Vice President, Coal. Prior to joining Teck, Ian was President and CEO of Compañia Minera Antamina.  He has served in senior roles with the BHP Billiton Mitsubishi Alliance, BHP Coal’s Goonyella Riverside Mine and at Minera Escondida.  He is a metallurgical engineer and holds a Master of Science degree from the Royal School of Mines, London and a Bachelor of Applied Science degree from the University of Melbourne.

“Ian brings a strong track record of consistently driving results, a focus on cost management and global experience to the COO role,” said Don Lindsay, President and CEO.

Ian will be responsible for all of Teck’s mining operations and joint ventures in its steelmaking coal, copper and zinc business units. Executives reporting to Ian include:

●	Rob Scott, Senior Vice President, Zinc
●	Dale Andres, Senior Vice President, Copper
●	Bill Fleming, Vice President, Engineering, Projects and Business Improvement, Coal
●	Robin Sheremeta, Vice President, Operations, Coal
●	Real Foley, Vice President, Marketing, Coal

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK.

Media Contact: Chris Stannell Tel.: 604.699.4368 E-mail: chris.stannell@teck.com	Investor Contact: Greg Waller Tel.: 604.699.4014 email: greg.waller@teck.com